Exhibit 12.07

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Six Months Ended
	June 30,
	2016	2015

Fixed charges, as defined:
Total interest charges	$30,000	$28,637
Interest applicable to rentals	637	913

Total fixed charges, as defined	30,637	29,550

Earnings as defined:

Net income	$49,312	$51,214
Add:
Provision for income taxes:
Total income taxes	26,746	33,319
Fixed charges as above	30,637	29,550

Total earnings, as defined	$106,695	$114,083

Ratio of earnings to fixed charges, as defined	3.48	3.86